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SECUR... SION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 67128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sandlapper Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Main St. Ste 1203
(No. and Street)

Greenville (City) SC (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

200 E. Broad St (Address) Greenville (City) SC (State) 29606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Trevor L. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandlapper Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title



NANCY L. MILLER
My Commission Expires
NOTARY
PUBLIC
NOV 19, 2019
SOUTH CAROLINA

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR 15 2010
WASH., D.C.
193
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

DECEMBER 31, 2009

Sandlapper Securities, LLC
(Name of Respondent)

101 N. Main St., 12th floor
Greenville, South Carolina 29601
(Address of principal executive office)

Trevor Gordon, President
Sandlapper Securities, LLC
101 N. Main St., 12th floor
Greenville, South Carolina 29601
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SANDLAPPER SECURITIES, LLC

REPORT ON AGREED UPON PROCEDURES

FOR THE YEAR ENDED DECEMBER 31, 2009



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Amended Transitional Assessment Reconciliation (Amended Form SIPC-7T) filed with the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Sandlapper Securities, LLC (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The accompanying Amended Form SIPC-7T was prepared by Sandlapper Securities, LLC, and the Company's management is responsible for the Company's compliance with the SIPC requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Amended Form SIPC-7T with the Company's respective general ledger cash disbursement entries and also the respective check stubs noting no differences;

2. Compared the total revenue reported on the Company's audited Form X-17A-5 for the year ended December 31, 2009, with the total revenue reported on line 2a of the accompanying Amended Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared the commissions deduction reported on line 2c(3) of the accompanying Amended Form SIPC-7T with the Company's supporting general ledger detail noting no differences; also compared the commissions payees per the Company's supporting general ledger detail to a list of payees and their SIPC membership status which was prepared by the Company, noting that the commissions deducted on the accompanying Amended Form SIPC-7T were all paid to other SIPC members;

4. Verified the arithmetical accuracy of the calculations reflected in the accompanying Amended Form SIPC-7T and in the related supporting information described above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
April 7, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5: AMENDED

Sandlapper Securities, LLC
101 N. Main St., Suite 1203
Greenville, SC 29601-4844

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~362~~ 741

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (~~295~~ 362)

01/02/09 07/31/09 03/04/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~67~~ 379

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~67~~ 379

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sandlapper Securities, LLC
(Name of Corporation, Partnership or other organization)

Jay F. Bicknell
(Authorized Signature)

Controller
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ ~~748,970~~ 989,056

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ____

(2) Net loss from principal transactions in securities in trading accounts. — ____

(3) Net loss from principal transactions in commodities in trading accounts. — ____

(4) Interest and dividend expense deducted in determining item 2a. — ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ____

(7) Net loss from securities in investment accounts. — ____

Total additions — ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ____

(2) Revenues from commodity transactions. — ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ~~<604,258>~~ <692,770>

(4) Reimbursements for postage in connection with proxy solicitation. — ____

(5) Net gain from securities in investment accounts. — ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ — ____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) — ____

Total deductions — ~~<604,258>~~ <692,770>

2d. SIPC Net Operating Revenues — $ ~~144,712~~ 296,286

2e. General Assessment @ .0025 — $ ~~362~~ 741

(to page 1 but not less than $150 minimum)